Exhibit 99.1

X Financial Reports Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

SHENZHEN, China, April 28, 2020 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company” or “we”), a leading technology-driven personal finance company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Financial Highlights

•                      Net revenues in the fourth quarter of 2019 decreased by 22.9% to RMB665.1 million (US$95.5 million) from RMB862.9 million in the same period of 2018.

•                      Income from operation in the fourth quarter of 2019 decreased by 64.5% to RMB102.2 million (US$14.7 million) from RMB287.8 million in the same period of 2018.

•                      Net income attributable to X Financial shareholders in the fourth quarter of 2019 decreased by 67.1% to RMB79.7 million (US$11.4 million) from RMB241.9 million in the same period of 2018.

•                      Non-GAAP1 adjusted net income attributable to X Financial shareholders in the fourth quarter of 2019 decreased by 58.2% to RMB117.2 million (US$16.8 million) from RMB280.4 million in the same period of 2018.

•                      Net income per basic and diluted American depositary share (“ADS”) 2 in the fourth quarter of 2019 were RMB0.50 (US$0.07) and RMB0.48 (US$0.07) respectively, compared with RMB1.60 and RMB1.50, respectively, in the same period of 2018.

•                      Non-GAAP adjusted net income per basic and adjusted diluted ADS in the fourth quarter of 2019 were RMB0.74 (US$0.11) and RMB0.72 (US$0.10), respectively, compared with RMB1.84 and RMB1.74, respectively, in the same period of 2018.

Fourth Quarter 2019 Operational Highlights

•                      The total loan facilitation amount3 in the fourth quarter of 2019 was RMB8,890 million, representing a decrease of 6.2% from RMB9,474 million in the same period of 2018 and a decrease of 17.3% from RMB10,750 million in the third quarter of 2019.

•                      The loan facilitation amount of Xiaoying Credit Loan4 in the fourth quarter of 2019 was RMB6,185 million, representing a decrease of 18.8% from RMB7,620 million in the same period of 2018 and a decrease of 23.5% from RMB8,086 million in the third quarter of 2019. Xiaoying Credit Loan accounted for 69.6% of the Company’s total loan facilitation amount, compared with 80.4% in the same period of 2018.

1  The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income attributable to X Financial shareholders, (iii) adjusted net income per basic ADS, and (iv) adjusted net income per diluted ADS, each of which excludes share-based compensation expense. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2  Each American depositary share (“ADS”) represents two Class A ordinary shares.

3  Represents the total amount of loans that X Financial facilitated during the relevant period.

4 X Financial integrated Xiaoying Card Loan and Xiaoying Preferred Loan into one general product category, Xiaoying Credit Loan, in 2018.

•                      The total outstanding loan balance5 as of December 31, 2019 was RMB17,267 million, compared with RMB20,849 million as of December 31, 2018 and RMB19,606 million as of September 30, 2019.

•                      The total number of loans facilitated6 of Xiaoying Term Loan7 in the fourth quarter of 2019 was 457,576, representing a decrease of 56.5% from 1,052,166 in the same period of 2018 and a decrease of 37.1% from 727,360 for the third quarter of 2019.

•                      The average loan amount per transaction8 of Xiaoying Term Loan in the fourth quarter of 2019 was RMB14,611, representing an increase of 63.6% from RMB8,931 in the same period of 2018 and an increase of 13.7% from RMB12,848 for the third quarter of 2019.

•                      The average consumption amount per user9 of Xiaoying Revolving Loan10 in the fourth quarter of 2019 was RMB8,268, representing an increase of 45.9% from RMB5,668 for the third quarter of 2019.

•                      The delinquency rates for all outstanding loans that are past due for 31-90 days and 91—180 days as of December 31, 2019 were 4.05% and 5.11%, respectively, compared with 2.95% and 4.50%, respectively, as of September 30, 2019, and 3.54% and 5.28%, respectively, as of December 31, 2018.

•                      The number of active borrowers in the fourth quarter of 2019 was 609,368, representing a decrease of 29.4% from 863,067 in the same period of 2018 and a decrease of 27.5% from 840,137 in the third quarter of 2019.

•                      The amount of cumulative borrowers, each of whom made at least one transaction on the Company’s lending platform, as of December 31, 2019 was 5,631,081.

•                      Total cumulative registered users reached 38.8 million as of December 31, 2019.

•                      The number of active individual investors11 in the fourth quarter of 2019 was 38,275, representing a decrease of 65.5% from 110,973 in the same period of 2018 and a decrease of 39.6% from 63,320 in the third quarter of 2019.

•                      The cumulative number of active individual investors as of December 31, 2019 was 499,855, compared with 454,117 as of December 31, 2018, and 498,214 as of September 30, 2019.

•                      The Gross Merchandise Value (“GMV”)12 of Xiaoying Online Mall13 amounted to RMB160.9 million, representing an increase of 107.9% from RMB77.4 million in the third quarter of 2019.

5  Represents the total amount of loans outstanding for loans X Financial facilitated at the end of the relevant period. Loans that are delinquent for more than 180 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral. X Financial does not charge off the loans delinquent for more 180 days and such loans are included in the calculation of delinquency rate by balance.

6  Represents the total number of transactions of loan facilitation during the relevant period.

7  Xiaoying Term Loan refers to the loan’s with fixed repayment periods including Xiaoying Credit Loan, Xiaoying Housing Loan, Internet Channel.

8  Calculated by dividing the total loan facilitation amount by the number of loans facilitated during the relevant period.

9  Calculated by dividing the total amount of consumption by the number of active users during the relevant period.

10  Xiaoying Revolving Loan refers to the loans with revolving credit, including Yaoqianhua which was previously named as Xiaoying Wallet.

11  Refers to individual investors who made at least one transaction during that period on our platform.

12  Gross Merchandise Volume (“GMV”) refers a total sales value for merchandise sold through Xiaoying Online Mall.

13  Xiaoying Online Mall was launched in March 2019 and is a product that provides loan installments to our individual customers enabling them to purchase goods online.

Fiscal Year 2019 Financial Highlights

•                      Net revenue decreased by 12.8% to RMB3,088.1 million (US$443.6 million) from RMB3,540.6 million in 2018.

•                      Income from operations decreased by 36.3% to RMB812.6 million (US$116.7 million) from RMB1,275.2 million in 2018.

•                      Net income attributable to the Company decreased by 12.3% to RMB774.3 million (US$111.2 million) from RMB883.1 million in 2018.

•                      Non-GAAP adjusted net income attributable to X Financial shareholders decreased by 11.7% to RMB931.4 million (US$133.8 million) from RMB1,054.9 million in 2018.

•                      Basic and diluted earnings per American depositary share (“ADS”) were RMB4.94 (US$0.71) and RMB4.84 (US$0.70), respectively, compared with RMB6.16 and RMB5.82, respectively, in 2018.

•                      Non-GAAP adjusted basic and diluted earnings per ADS were RMB5.94 (US$0.86) and RMB5.82 (US$0.84), respectively, compared with RMB7.36 and RMB6.94, respectively, in 2018.

Fiscal Year 2019 Operational Highlights

•                      The total loan facilitation amount was RMB39,441 million, representing an increase of 6.8% from RMB36,913 million in 2018.

•                      The loan facilitation amount of Xiaoying Credit Loan was RMB29,825 million, representing a decrease of 8.7% from RMB32,663 million in 2018. Xiaoying Credit Loan accounted for 75.6% of the Company’s total loan facilitation amount, compared with 88.5% in 2018.

•                      The total number of loans facilitated of Xiaoying Term Loan was 2,724,749, representing a decrease of 23.5% from 3,561,798 in 2018.

•                      The average loan amount per transaction of Xiaoying Term Loan was RMB9,731, representing a decrease of 5.8% from RMB10,334 in 2018.

•                      The average consumption amount per user of Xiaoying Revolving Loan was RMB11,906, representing an increase of 281.5% from RMB3,121 in 2018.

•                      The number of active borrowers was 2,152,962, representing a decrease of 9.2% from 2,370,510 in 2018.

•                      The number of active individual investors was 136,205, representing a decrease of 48.9% from 266,581 in 2018.

•                      The Gross Merchandise Value (“GMV”) of Xiaoying Online Mall amounted to RMB253.6 million.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “We closed out the year with a solid quarter of financial and operational results. We remain committed to providing the most user-friendly and convenient financial and business services to borrowers and made significant progress in doing so during the quarter while ensuring we remain fully compliant with the rapidly changing regulatory environment.”

“We rapidly made necessary adjustments to our operations and loan product portfolio during the quarter to comply with recent regulations governing the maximum interest rate lenders can charge. As a result of the new regulations and adjustments made to our loan product portfolio, total loans facilitated declined on a sequential basis during the quarter.”

“Yaoqianhua and Xiaoying Online Mall however maintained rapid growth momentum as consumers increasingly turn to online platforms for consumption. This trend has accelerated significantly since the Coronavirus Disease (the “COVID-19”) outbreak at the beginning of 2020 and we are well-positioned to capitalize on it. The GMV of Xiaoying Online Mall rose to RMB160.9 million in the fourth quarter of 2019, representing an increase of 107.9% from RMB77.4 million in the third quarter of 2019.”

“Transaction volumes for Yaoqianhua, our revolving loan product previously known as Xiaoying Wallet, jumped significantly to RMB2,204 million this quarter from RMB1,405 million in the last quarter while its outstanding loan balance increased to RMB1,503 million as of December 31, 2019 from RMB949 million as of September 30, 2019. Yaoqianhua now has an approved cumulative credit line of RMB6 billion and currently has a credit utilization rate of around 25.6% as of December 31, 2019.”

“Institutional funding accounted for 50.2% of the loans facilitated through our platform in the fourth quarter, an increase from 35.7% in the previous quarter. This trend is continuing with the proportion of funding from institutions increasing to 82.9% in January 2020. We expect that all the funding for new loans will come from institutional partners or our own capital this year. As of December 31, 2019, the credit line provided by our institutional partners expanded to RMB46.7 billion from RMB38.4 billion as of September 30, 2019, which I believe reflects their trust in the quality of the underlying assets and the strength of our risk management systems.”

“Since the outbreak of COVID-19, we have been tightening our risk management policies by adopting stricter requirements to evaluate borrowers and have reduced credit lines in addition to reinforcing our risk models. Over the course of last year, we have focused on strengthening our risk control capabilities and adopted even stricter control and evaluation of borrowers at the beginning of the loan process which is critical to reducing loan defaults at a later state. The measures we enacted in response to the COVID-19 outbreak have been already firmly rooted into our processes for a while now and have been strengthened during these trying times.”

“Yaoqianhua and Xiaoying Online Mall have maintained a solid growth since the COVID-19 outbreak as consumers were forced to consume online under government mandated quarantine. The number of new borrowers and repeat borrowers of Xiaoying Credit Loans declined in both January and February.”

“With the macroeconomic environment remaining highly uncertain as the outbreak of COVID-19 spreads overseas, our business will be adversely impacted during the first quarter of 2020. We expect total loan facilitation amount to decline on a sequential basis. With a clouded outlook for next quarter, we are turning our focus to acquiring more high-quality borrowers with better credit profile during this time.”

“In conclusion, we are confident that our growth strategy has laid a solid foundation to adapt to changing times, while we transition from a pure financial service provider to a more comprehensive business service provider. We are ideally positioned to continue benefiting from the enormous growth opportunities in China’s personal finance industry. We are committed to providing the most user-friendly, convenient and comprehensive financial and business services and the best loan services to our customers.”

Mr. Simon Cheng, President of the Company, added, “We continued to ramp up investment in our technology-driven risk infrastructure and customer acquisition as we believe this is the foundation of our business growth and a major factor to attract institutional investor interest in the underlying assets on our platform. Based on our robust risk management capability, we will weather the storm of the COVID-19 and emerge stronger than before.”

“Yaoqianhua continues to generate strong growth momentum. The number of transactions on Yaoqianhua continues to grow rapidly, increasing significantly to 4.9 million during this quarter from 0.2 million during the same period last year. As of December 31, 2019, the number of active users of Yaoqianhua was around 408,000, representing an increase from around 330,000 as of September 30, 2019. This business is rapidly contributing to a larger percentage of revenue given its longer customer life time and the multiple opportunities it offers to cross sell.”

“We continue to actively negotiating with our funding partners including, among others, CITIC Trust, Kunlun Bank, Blue Ocean Bank, Huishang Bank, and Yantai Bank, to further lower our funding costs. We are making solid progress in driving institutional funding for all new loan products on our platform in 2020. There is sufficient institutional credit line. We are confident to achieve 100% institutional funding in 2020.”

Mr. Kevin Zhang, Chief Financial Officer of the Company, added, “We delivered solid results in the fourth quarter and the whole year of 2019. Total loan facilitation amount was RMB39,441 million in 2019, an increase of 6.8% year-over-year. The total loan facilitation amount in the fourth quarter of 2019 was RMB8,890 million, at the higher end of our previously announced guidance range.”

“We are steadily executing our strategies to capitalize on the enormous potential of China’s consumption upgrade with highly-customized personal finance solutions that will likely be in demand once the recovery from the pandemic begins. Our revenue and non-GAAP adjusted net income in the fourth quarter of 2019 decreased both quarter-over-quarter and year-over-year. Even though the total number of loans facilitated of Xiaoying Term Loan in the fourth quarter decreased year-over-year, the average loan amount per transaction was RMB14,611, an increase of 63.6% from the same period of 2018 and an increase of 13.7% sequentially. The average consumption amount per user of Xiaoying Revolving Loan also increased 45.9% in the fourth quarter to RMB8,268 compared to RMB5,668 in the third quarter of 2019.”

“We are also glad to see total cumulative registered users on the platform reach 38.8 million as of December 31, 2019, demonstrating the continued value we are able to offer borrowers. The number of active borrowers during the quarter decreased 29% because certain existing borrowers are not qualified to borrow money on our platform anymore after we implemented a more stringent standard to evaluate borrowers in October 2019. The delinquency rates for all outstanding loans that are past due for 31-90 days and 91—180 days as of December 31, 2019 were 4.05% and 5.11% respectively, compared with 2.95% and 4.50%, respectively as of September 30, 2019. The cumulative number of active individual investors increased to 499,855 as of December 31, 2019.”

“The percentage of loan products we facilitated that were covered by ZhongAn Insurance decreased further to 73.0% during the quarter as we continue to reduce our insurance coverage rate to lower our customers’ borrowing costs.”

“It is our mission to create more value for our customers and shareholders as we recover from the highs and lows of 2019 and navigate the challenging market in 2020. We remain in full compliance with current regulations, are confident in our ability to stand out amongst our peers and take advantage of market consolidation, and will reduce costs further by improving operational efficiency.”

Fourth Quarter 2019 Financial Results

Net revenues in the fourth quarter of 2019 decreased by 22.9% to RMB665.1 million (US$95.5 million) from RMB862.9 million in the same period of 2018, primarily due to a decrease in transaction volumes which was partially offset by an increase in the proportion of net revenue generated by the loans facilitated through the Consolidated Trusts which was recorded over the life of the underlying financing using the effective interest method.

Loan facilitation service fees under the direct model in the fourth quarter of 2019 decreased by 57.5% to RMB323.4 million (US$46.5 million) from RMB760.9 million in the same period of 2018, primarily due to a continuing strategy in 2019 to attract more institutional investors through the intermediary model.

Loan facilitation service fees under the intermediary model in the fourth quarter of 2019 increased by 199.2% to RMB17.7 million (US$2.5 million) from RMB5.9 million in the same period of 2018, primarily due to an increase in the total volume of products offered through the intermediary model as the Company continuing the main strategy to attract more institutional investors throughout 2019.

Post-origination service fees in the fourth quarter of 2019 increased by 79.1% to RMB82.4 million (US$11.8 million) from RMB46.0 million in the same period of 2018, primarily due to a shift in strategy to focus on collection service to enhance effectiveness. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in the fourth quarter of 2019 increased by 1,034.5% to RMB194.1 million (US$27.9 million) from RMB17.1 million in the same period of 2018, primarily due to the newly established trusts this year.

Other revenue in the fourth quarter of 2019 increased by 44.4% to RMB47.5 million (US$6.8 million) from RMB32.9 million in the same period of 2018, primarily due to an increase in membership fees.

Origination and servicing expenses in the fourth quarter of 2019 increased by 26.2% to RMB413.3 million (US$59.4 million) from RMB327.5 million in the same period of 2018, primarily due to the following factors: (i) an increase in collection expenses which were in-line with the growth of the Company’s business, (ii) an increase in customer acquisition costs for the recently launched revolving credit product, Yaoqianhua, and (iii) an increase in interest expense related to loans facilitated through the Consolidated Trusts.

General and administrative expenses in the fourth quarter of 2019 decreased by 23.7% to RMB53.1 million (US$7.6 million) from RMB69.6 million in the same period of 2018, primarily due to a decrease in consulting service fees compared to the same period of 2018.

Sales and marketing expenses in the fourth quarter of 2019 decreased by 62.1% to RMB19.9 million (US$2.9 million) from RMB52.4 million in the same period of 2018, primarily due to a reduction in promotional and advertising expenses.

Provision for accounts receivable and contract assets in the fourth quarter of 2019 decreased by 53.1% to RMB52.3 million (US$7.5 million) from RMB111.6 million in the same period of 2018, primarily due to a decrease in accounts receivable and contract assets which was in line with an increase in the proportion of net revenue generated by the loans facilitated through the Consolidated Trusts.

Income from operation in the fourth quarter of 2019 decreased by 64.5% to RMB102.2 million (US$14.7 million) from RMB287.8 million in the same period of 2018.

Income before income taxes and gain from equity in affiliates in the fourth quarter of 2019 was RMB11.5 million (US$1.7 million), compared with RMB235.5 million in the same period of 2018.

Income tax benefit in the fourth quarter of 2019 was RMB65.7 million (US$9.4 million) compared with an income tax benefit of RMB3.7 million in the same period of 2018.

Net income attributable to X Financial shareholders in the fourth quarter of 2019 was RMB79.7 million (US$11.4 million), compared with RMB241.9 million in the same period of 2018.

Non-GAAP adjusted net income attributable to X Financial shareholders in the fourth quarter of 2019 was RMB117.2 million (US$16.8 million), compared with RMB280.4 million in the same period of 2018.

Net income per basic and diluted ADS in the fourth quarter of 2019 were RMB0.50 (US$0.07) and RMB0.48 (US$0.07), respectively, compared with RMB1.60 and RMB1.50, respectively, in the same period of 2018.

Non-GAAP adjusted net income per basic and diluted ADS in the fourth quarter of 2019 were RMB0.74 (US$0.11) and RMB0.72 (US$0.10), respectively, compared with RMB1.84 and RMB1.74, respectively, in the same period of 2018.

Cash and cash equivalents was RMB1,006.0 million (US$144.5 million) as of December 31, 2019, compared with RMB931.0 million as of September 30, 2019.

Fiscal Year 2019 Financial Results

Net revenues in 2019 increased by 12.8% to RMB3,088.1 million (US$443.6 million) from RMB3,540.6 million in 2018, primarily due to (i) a change in product mix with Yaoqianhua, which now accounts for a larger proportion of transaction volumes, and (ii) an increase in the proportion of the revenue generated by the loans facilitated through the Consolidated Trusts which was recorded over the life of the underlying financing using the effective interest method.

Loan facilitation service fees under the direct model in 2019 decreased by 32.9% to RMB1,986.0 million (US$285.3 million) from RMB2,957.6 million in 2018, primarily due to a continuing strategy in 2019 to attract more institutional investors through the intermediary model.

Loan facilitation service fees under the intermediary model in 2019 increased by 4.6% to RMB238.9 million (US$34.3 million) from RMB228.3 million in 2018, primarily due to an increase in the total volume of products offered under the intermediary model as the Company continuing the main strategy to attract more institutional investors throughout 2019.

Post-origination service fees in 2019 increased by 152.0% to RMB330.7 million (US$47.5 million) from RMB131.2 million in 2018, primarily due to a shift in strategy to focus on collection service to enhance effectiveness. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in 2019 increased by 436.6% to RMB408.4 million (US$58.7 million) from RMB76.1 million in 2018, primarily due to the newly established trusts this year.

Other revenue in 2019 decreased by 15.8% to RMB124.1 million (US$17.8 million) from RMB147.4 million in 2018, primarily due to a decrease in guarantee revenue associated with loans facilitated under the Old ZhongAn model, which are no longer offered to our customers from September 15, 2017. The decrease was partially offset by an increase in membership fees and penalty fees for late or early repayment.

Origination and servicing expenses in 2019 increased by 37.9% to RMB 1,634.8 million (US$234.8 million) from RMB1,186.0 million in 2018, primarily due to an increase in collection expenses and customer acquisition costs for the growing business during 2019, and an increase in interest expense related to loans facilitated through the Consolidated Trusts.

General and administrative expenses in 2019 increased by 3.4% to RMB227.5 million (US$32.7 million) from RMB220.0 million in 2018, primarily due to an increase in share-based compensation expenses which was partially offset by a decrease in consulting service fees.

Sales and marketing expenses in 2019 decreased by 49.9% to RMB103.2 million (US$14.8 million) from RMB205.7 million in 2018, primarily due to a reduction in promotional and advertising expenses.

Provision for contingent guarantee liabilities in 2019 was RMB7.7 million (US$1.1 million) compared with RMB216.4 million in 2018, as because there was no deterioration in the estimated default rates of the loans subject to guarantee liabilities facilitated in prior periods.

Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans in 2019 was RMB37.6 million (US$5.4 million) compared with nil in 2018, primarily due to a significant increase in transaction volumes for revolving loan product during 2019.

Provision for accounts receivable and contract assets in 2019 decreased by 39.2% to RMB241.2 million (US$34.6 million) from RMB397.0 million in 2018, primarily due to a decrease in accounts receivable and contract assets which was in line with an increase in the proportion of net revenue generated by the loans facilitated through the Consolidated Trusts.

Income from operations in 2019 decreased by 36.3% to RMB812.6 million (US$116.7 million) from RMB1,275.2 million in 2018.

Income before income taxes and gain from equity in affiliates was RMB663.9 million (US$95.4 million) in 2019, compared with RMB1,084.9 million in 2018.

Income tax benefit was RMB93.1 million (US$13.4 million) in 2019, compared with an income tax expenses of RMB209.9 million in 2018. The decrease was primarily due to (i) one major subsidiary of the Company qualifying as a new and hi-tech enterprise in the fourth quarter of 2018 which allows it to enjoy a preferential income tax rate of 15% from 2018 to 2020, and (ii) one major subsidiary of the Company qualifying as software enterprise in early May 2019 that allows it to enjoy a preferential income tax rate of 12.5% from 2019 to 2021.

Net income attributable to X Financial shareholders was RMB774.3 million (US$111.2 million) in 2019, compared with RMB883.1 million in 2018.

Non-GAAP adjusted net income attributable to X Financial shareholders was RMB931.4 million (US$133.8 million) in 2019, compared with RMB1,054.9 million in 2018.

Net income per basic and diluted ADS were RMB4.94 (US$0.71) and RMB4.84 (US$0.70), respectively, in 2019, compared with RMB6.16 and RMB5.82 respectively, in 2018.

Non-GAAP adjusted net income per basic and diluted ADS were RMB5.94 (US$0.86) and RMB5.82 (US$0.84), respectively, in 2019, compared with RMB7.36 and RMB6.94, respectively, in 2018.

Cash and cash equivalents was RMB1,006.0 million (US$144.5 million) as of December 31, 2019, compared with RMB1,069.4 million as of December 31, 2018.

Business Outlook

Considering the impact of the COVID-19 outbreak in early 2020, the Company’s total loan facilitation amount for the first quarter of 2020 has been negatively impacted. Although the decline has been partially offset by the relative growth in Yaoqianhua and Xiaoying Online Mall, X Financial expects a first-quarter loss with drop in revenue. The Company plan to provide a business update in the first quarter 2020 Earnings Release. This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, April 28, 2020 (8:00 PM Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 5, 2020:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10141728

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading technology-driven personal finance company in China focused on meeting the huge demand for credit from individuals and small-to-medium-sized enterprise owners. The Company’s proprietary big data-driven risk control system, WinSAFE, builds risk profiles of prospective borrowers using a variety data-driven credit assessment methodology to accurately evaluate a borrower’s value, payment capability, payment attitude and overall creditworthiness. X Financial has established a strategic partnership with ZhongAn Online P&C Insurance Co., Ltd. in multiple areas of its business operations to directly complement its cutting-edge risk management and credit assessment capabilities. ZhongAn Online P&C Insurance Co., Ltd. provides credit insurance on X Financial’s investment products which significantly enhances investor confidence and allows the Company to attract a diversified and low-cost funding base from individuals, enterprises and financial institutions to support its growth. X Financial leverages financial technology to provide convenient, efficient, and secure investment services to a wide range of high-quality borrowers and mass affluent investors which complements traditional financial institutions and helps to promote the development of inclusive finance in China.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income attributable to X Financial shareholders, (iii) adjusted net income per basic ADS, and (iv) adjusted net income per diluted ADS, each of which excludes share-based compensation expense. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

New Accounting Pronouncements

On February 25, 2016, the FASB issued Accounting Standard Update (“ASU”) No. 2016-02, Leases, which requires lessees to record lease liabilities and right-of-use assets as of the date of adoption and was incorporated into GAAP as Accounting Standards Codification (“ASC”) Topic 842. The Company adopted the new standard prospectively effective January 1, 2019, using a modified retrospective basis method under which prior comparative periods are not restated.  As of January 1, 2019, the Company had some operating leases for its offices with the remaining contractual terms of 16~46 months. Under the terms of the lease, the Company will pay base annual rent (subject to an annual fixed percentage increase), plus fixed property management fees. The ROU assets were recorded as “Other non-current assets”, and the current and non-current portions of the lease liabilities were recorded as “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the Condensed Consolidated Balance Sheets. There was no cumulative adjustment to our retained earnings.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2019.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Mr. Kevin Zhang

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2018	As of December 31, 2019
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	1,069,361	1,005,980	144,500
Restricted cash	208,346	514,323	73,878
Accounts receivable and contract assets, net of allowance for doubtful accounts	1,379,293	771,154	110,769
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	—	289,553	41,592
Loans held for sale	632,717	—	—
Loans at fair value	33,417	2,782,333	399,657
Prepaid expenses and other current assets	115,193	1,226,171	176,129
Financial guarantee derivative	358,250	719,962	103,416
Amounts due from related party	20,000	—	—
Deferred tax assets, net	346,648	484,395	69,579
Long term investments	287,223	292,142	41,964
Property and equipment, net	23,215	20,139	2,893
Intangible assets, net	28,400	35,127	5,046
Loan receivable from Xiaoying Housing Loans, net	128,101	89,536	12,861
Other non-current assets	6,806	68,772	9,878
TOTAL ASSETS	4,636,970	8,299,587	1,192,162

LIABILITIES
Payable to investors at fair value of the Consolidated Trusts	—	3,006,349	431,835
Guarantee liabilities	20,898	17,475	2,510
Short-term borrowings	198,000	—	—
Accrued payroll and welfare	93,464	63,649	9,143
Other tax payable	134,129	58,086	8,344
Income tax payable	312,238	340,996	48,981
Deposit payable to channel cooperators	134,042	108,923	15,646
Accrued expenses and other current liabilities	178,701	274,440	39,421
Other non-current liabilities	—	42,300	6,076
Deferred tax liabilities	47,428	20,263	2,911
TOTAL LIABILITIES	1,118,900	3,932,481	564,867

Commitments and Contingencies
Equity:
Common shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 303,614,298 and 320,667,943 shares issued and outstanding as of December 31, 2018 and 2019 respectively)	190	201	29
Additional paid-in capital	2,824,223	2,987,363	429,108
Retained earnings	640,115	1,311,194	188,341
Other comprehensive income	52,495	67,101	9,638
Total X Financial shareholders’ equity	3,517,023	4,365,859	627,116
Non-controlling interests	1,047	1,247	179
TOTAL EQUITY	3,518,070	4,367,106	627,295

TOTAL LIABILITIES AND EQUITY	4,636,970	8,299,587	1,192,162

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service-Direct Model	760,926	323,435	46,459	2,957,572	1,986,003	285,272
Loan facilitation service- Intermediary Model	5,925	17,730	2,547	228,272	238,867	34,311
Post origination service	45,996	82,369	11,832	131,243	330,695	47,501
Financing income	17,105	194,056	27,874	76,104	408,401	58,663
Other revenue	32,902	47,513	6,825	147,409	124,084	17,824
Total net revenue	862,854	665,103	95,537	3,540,600	3,088,050	443,571

Operating costs and expenses:
Origination and servicing	327,482	413,275	59,363	1,185,937	1,634,822	234,827
General and administrative	69,635	53,102	7,628	220,024	227,482	32,676
Sales and marketing	52,445	19,858	2,852	205,726	103,158	14,818
Provision for contingent guarantee liabilities	—	7,748	1,113	216,364	7,748	1,113
Provision for accounts receivable and contract assets	111,559	52,272	7,508	396,996	241,187	34,644
Provision for loan receivable from Xiaoying Housing Loans	13,899	13,283	1,908	40,348	23,431	3,366
Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	—	3,402	489	—	37,643	5,407
Total operating costs and expenses	575,020	562,940	80,861	2,265,395	2,275,471	326,851

Income from operations	287,834	102,163	14,676	1,275,205	812,579	116,720
Interest income, net	221	6,694	962	4,225	19,386	2,785
Foreign exchange gain (loss)	(19)	775	111	10	616	88
Investment loss	—	—	—	—	(12,538)	(1,801)
Change in fair value of financial guarantee derivative	(51,391)	(47,420)	(6,811)	(200,971)	(246,372)	(35,389)
Fair value adjustments related to Consolidated Trusts	1,475	(66,767)	(9,590)	12,359	64,163	9,216
Other income (loss), net	(2,588)	16,053	2,306	(5,905)	26,081	3,746

Income before income taxes and gain from equity in affiliates	235,532	11,498	1,654	1,084,923	663,915	95,365

Income tax benefit (expense)	3,719	65,745	9,444	(209,921)	93,103	13,374
Gain from equity in affiliates	2,665	2,429	349	8,055	17,458	2,508
Net income	241,916	79,672	11,447	883,057	774,476	111,247
Less: net income (loss) attributable to non-controlling interests	—	—	—	(55)	200	29
Net income attributable to X Financial shareholders	241,916	79,672	11,447	883,112	774,276	111,218

Net income	241,916	79,672	11,447	883,057	774,476	111,247
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(3,616)	7,231	1,039	19,045	14,606	2,098
Comprehensive income	238,300	86,903	12,486	902,102	789,082	113,345
Less: comprehensive income (loss) attributable to non controlling interests	—	—	—	(55)	200	29
Comprehensive income attributable to X Financial shareholders	238,300	86,903	12,486	902,157	788,882	113,316

Net income per share—basic	0.80	0.25	0.04	3.08	2.47	0.35
Net income per share—diluted	0.75	0.24	0.03	2.91	2.42	0.35

Net income per ADS—basic	1.60	0.50	0.07	6.16	4.94	0.71
Net income per ADS—diluted	1.50	0.48	0.07	5.82	4.84	0.70

Weighted average number of ordinary shares outstanding—basic	303,249,156	319,584,790	316,387,394	286,588,402	313,757,887	313,757,887
Weighted average number of ordinary shares outstanding—diluted	320,645,039	325,574,294	323,103,017	303,984,284	319,747,392	319,747,392

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income	241,916	79,672	11,447	883,057	774,476	111,247
Add: Share-based compensation expenses (net of tax of nil)	38,529	37,542	5,393	171,836	157,116	22,568
Non-GAAP adjusted net income	280,445	117,214	16,840	1,054,893	931,592	133,815

Net income attributable to X Financial shareholders	241,916	79,672	11,447	883,112	774,276	111,218
Add: Share-based compensation expenses (net of tax of nil)	38,529	37,542	5,393	171,836	157,116	22,568
Non-GAAP adjusted net income attributable to X Financial shareholders	280,445	117,214	16,840	1,054,948	931,392	133,786

Non-GAAP adjusted net income per share—basic	0.92	0.37	0.05	3.68	2.97	0.43
Non-GAAP adjusted net income per share—diluted	0.87	0.36	0.05	3.47	2.91	0.42

Non-GAAP adjusted net income per ADS—basic	1.84	0.74	0.11	7.36	5.94	0.86
Non-GAAP adjusted net income per ADS—diluted	1.74	0.72	0.10	6.94	5.82	0.84

Weighted average number of ordinary shares outstanding—basic	303,249,156	319,584,790	316,387,394	286,588,402	313,757,887	313,757,887
Weighted average number of ordinary shares outstanding—diluted	320,645,039	325,574,294	323,103,017	303,984,284	319,747,392	319,747,392